Faegre Drinker Biddle & Reath LLP

320 South Canal Street

Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

August 31, 2023

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Ms. Lauren Hamilton

Re:	RiverNorth Managed Duration Municipal Income Fund, Inc. (the “Fund”) (Registration Nos. 333-260490 and 811-23434)

Dear Ms. Hamilton:

This letter is in response to the comments of the staff of the Securities and Exchange Commission (“SEC Staff”) that you provided via telephone on August 4, 2023 relating to the Fund’s June 30, 2022 annual report (the “Annual Report”), which was filed with the Securities and Exchange Commission on Form N-CSR on September 8, 2022 (and as amended on September 9, 2022). For your convenience, the SEC Staff’s comments are summarized below and each comment is followed by the Fund’s response.

1.	Comment: Please explain why the notes to the financial statements do not include all required related-party disclosures, such as the terms of settlement. Please see ASC 850-10-50-1.

Response: The Fund confirms that the notes to the financial statements will include all required related-party disclosures in compliance with ASC 850-10-50-1 on a going forward basis.

2.	Comment: The Staff notes that the Fund had $38,000 of deferred offering costs on the balance sheet. However, the Staff did not note any capital share transactions as proceeds from shares sold for the last two years. Please provide a supplemental explanation to the Staff. Further, the line item cross references Note 9 to the financial statements, which is titled “Investment Transactions” but the Staff did not note any corresponding financial statement disclosure.

Response: The $38,000 of deferred offering costs relate to the costs incurred prior to June 30, 2022 related to the Fund’s shelf registration statement. Additionally, the Fund will ensure the accuracy of the line item cross references on a going forward basis.

3.	Comment: According to the Statement of Changes in Net Assets, the Fund had a return of capital distribution. Please confirm that there is no reference to yield or dividends when describing distributions that may contain return of capital distributions in the marketing materials, financial statement disclosures and/or website disclosures as those terms may be misinterpreted as income.

Response: The Fund confirms that it will remove any references to yield or dividends when describing distributions that may contain return of capital distributions from its marketing materials, financial statement disclosures and/or website disclosures on a going forward basis.

4.	Comment: It appears that the N-CSR for the period ended June 30, 2022 refers to a “quarter covered by the report” per the disclosure within Item 11(b). Please utilize the language provided by Item 11(b) in Form N-CSR on a going forward basis, which refers to the period covered by the report. Please confirm in correspondence that there have been no such changes to the Fund’s internal control over financial reporting that occurred during the period covered by the Annual Report.

Response: The Fund confirms that it will comply with the disclosure required by Item 11(b) to Form N-CSR on a going forward basis. The Fund further confirms that there have been no such changes to the Fund’s internal control over financial reporting that occurred during the period covered by the Annual Report.

5.	Comment: The Staff noted that on the Fund’s Statement of Assets and Liabilities, there is a line item for “Payable due to custodian due to overdraft” amounting to $1,512,212. Please supplementally explain the circumstances surrounding the overdraft.

Response: The Fund had placed a number of trades (purchases and sales) right before the end of the fiscal year. The “Payable due to custodian due to overdraft” was the negative cash balance that the custodian confirmed to the auditor at June 30, 2022. The Fund also had approximately $19 million invested in a money market fund as of June 30, 2022. The negative cash balance was a timing difference in the cash sweep vehicle and the trades placed. The negative cash balance was corrected the following day when trades settled, and money market transactions took place.

6.	Comment: The Fund filed an amendment to the Annual Report on Form N-CSR on September 9, 2022 but did not include an explanatory note. Please supplementally provide the reason for the amended filing and ensure all future amendments include an explanatory note going forward.

Response: The Fund confirms that the filing was amended on September 9, 2022 to tag the financial statements using Inline eXtensible Business Reporting Language (iXBRL) tagging. The Fund further confirms that it will include the requested explanatory note for any future amendments.

We trust that the foregoing is responsive to your comments. Please contact me at (312) 569-1107 if you have any questions regarding the Fund’s responses.

Very truly yours,

/s/ David L. Williams
David L. Williams